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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        MILESTONE SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, 0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91232910
            ---------------------------------------------------------
                                 (CUSIP Number)

           Eric R. Roper, Esq., c/o Roper, Barandes & Fertel LLP
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 30, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                              PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Little Wing L.P. 13-3778596
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

    NUMBER OF
     SHARES              -------------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER
    OWNED BY
      EACH                                                          403,726
    REPORTING            -------------------------------------------------------
     PERSON                     9        SOLE DISPOSITIVE POWER
      WITH

                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                    403,726
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    403,726
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    5.40%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                              PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Quilcap Corp. 13-3780878
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [XX]
                                                                       (b)   [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

   NUMBER OF
    SHARES               -------------------------------------------------------
 BENEFICIALLY                   8        SHARED VOTING POWER
   OWNED BY
     EACH                                                       403,726
  REPORTING              -------------------------------------------------------
    PERSON                      9        SOLE DISPOSITIVE POWER
     WITH

                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                403,726
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                403,726
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    5.40%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                           Tradewinds Fund Ltd.
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                                                 WC

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 British Virgin Islands
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                     87,510

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                 87,510
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 87,510
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    1.20
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Contrary Fund Ltd.
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                 Republic of Ireland
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                     85,730

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                 85,730
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 85,730
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    1.17%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Quilcap International Corp. 13-3868725
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    173,240

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                173,240
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                173,240
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    2.37%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Parker Quillen ###-##-####
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States Of America
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    576,966

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                576,966
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                576,966
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    7.77%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended as follows:

         (a) On September 26, 1997 Little Wing sold 30,000 shares at an average price of $21.76 per share. On September 30, 1997 Little Wing sold 36,380 shares at an average price of $27.16 per share. On October 6, 1997 Little Wing sold 13,300 shares at an average price of $21.79 per share. On October 7, 1997 Little Wing sold 6,900 shares at an average price of $22.19 per share. On October 8, 1997 Little Wing sold 18,300 shares at an average price of $22.89 per share, and 500 shares at an average price of $25.25 per share. On October 9, 1997 Little Wing sold 23,940 shares at an average price of $26.37 per share.

         (b) As of the date hereof, Little Wing beneficially owns 170,393 shares of Common Stock and a Warrant to purchase 233,333 shares of Common Stock at $9.00 per share. Such shares, inclusive of the shares issuable upon exercise of the Warrant, total 403,726 and constitute approximately 5.40% of the shares outstanding. Little Wing's percentage of beneficial ownership in the Company is calculated based upon the aggregate of (i) the 5,568,152 shares of Common Stock stated to be issued and outstanding as of July 31, 1997 as reflected in the Company's proxy statement dated August 20, 1997; (ii) the 1,666,666 shares issued between September 9, 1997 and September 11, 1997 and (iii) the 233,333 shares issuable to Little Wing upon exercise of its Warrant. The calculation excludes any shares of Common Stock issuable to Tradewinds and Contrary under their respective Warrants.

         (c) On September 23, 1997 Tradewinds sold 8,050 shares at an average price of $16.86 per share. On that date Tradewinds also sold 1,190 shares at $16.86 per share. Tradewinds purchased 1,190 shares on September 24, 1997. On October 6, 1997 Tradewinds sold 2,660 shares at an average price of $21.79 per share. On October 7, 1997 Tradewinds sold 1,380 shares at an average price of $22.19 per share. On October 8, 1997 Tradewinds sold 3,660 shares at an average price of $22.89 per share. On October 9, 1997 Tradewinds sold 4,790 shares at an average price of $26.37 per share.

         (d) Tradewinds beneficially owns 37,510 shares of Common Stock and a Warrant to purchase 50,000 more shares of Common Stock at $9.00 per share. Such shares total 87,510 and constitute approximately 1.20% of the shares outstanding. The percentage of shares outstanding owned by Tradewinds is calculated based upon the aggregate of (i) and (ii) of paragraph 5 (b) plus the 50,000 shares issuable to Tradewinds upon exercise of its Warrant. The calculation excludes any shares of Common Stock issuable to Little Wing and Contrary under their respective Warrants.

         (e) On September 23, 1997 Contrary sold 9,750 shares of Common Stock on the open market at an average price of $16.86 per share. On that date Contrary also sold 1,190 shares at $16.86 per share. Contrary purchased 1,190 shares on September 24, 1997 at



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$19.26 per share. On October 6, 1997 Contrary sold 3,040 shares at an average price of $21.79 per share. On October 7, 1997 Contrary sold 1,570 shares at an average price of $22.19 per share. On October 8, 1997 Contrary sold 4,190 shares at an average price of $22.89 per share. On October 9, 1997 Contrary sold 5,470 shares at an average price of $26.37 per share.

         (f) Contrary beneficially owns 35,730 shares of Common Stock and a Warrant to purchase 50,000 more shares of Common Stock at $9.00 per share. Such shares total 85,730 and constitute approximately 1.17% of the shares outstanding. The percentage of shares outstanding owned by Contrary is based on the aggregate of (i) and (ii) of Paragraph 5(b) plus the shares issuable to Contrary upon exercise of the Warrant. The calculation excludes any shares of Common Stock issuable to Little Wing and Tradewinds under their respective Warrants.

         (g) The shares sold by Little Wing, Tradewinds and Contrary total 176,080 which is 2.32% of the 7,568,151 shares of outstanding Common Stock of Company, including the Warrants for shares held by Little Wing, Tradewinds and Contrary.

         (h) The trading dates, number of shares sold and price per share for the transactions by Little Wing, Tradewinds and Contrary are set forth in Schedules A, B and C respectively. All purchases and sales were of Common Stock, on the open market.

Dated:            October 10, 1997

TRADEWINDS FUND LTD.                             LITTLE WING, L.P.
By:  Quilcap International Corp.                 By: Quilcap Corp.

By:   /s/ Parker Quillen                         By:  /s/ Parker Quillen
    ---------------------------                      --------------------------
         Parker Quillen                                Parker Quillen-President


CONTRARY FUND LTD.                               QUILCAP CORP.
By:  Quilcap International Corp.

By:   /s/ Parker Quillen                         By:  /s/ Parker Quillen
    ---------------------------                      --------------------------
         Parker Quillen-President                      Parker Quillen-President

By:   /s/ Parker Quillen                         QUILCAP INTERNATIONAL CORP.
     -------------------------
          Parker Quillen

                                                 By:  /s/ Parker Quillen
                                                     --------------------------
                                                       Parker Quillen-President

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
======================================================================================
                                   Schedule A
--------------------------------------------------------------------------------------
                                Little Wing, L.P.
--------------------------------------------------------------------------------------
Trade Date            No. of Shares Purchased                     Price Per Share
                      (sold)
--------------------------------------------------------------------------------------
 9/26/97               (30,000)                                    ($21.76)
--------------------------------------------------------------------------------------
 9/30/97               (36,380)                                    ($27.16)
--------------------------------------------------------------------------------------
 10/6/97               (13,300)                                    ($21.79)
--------------------------------------------------------------------------------------
 10/7/97               ( 6,900)                                    ($22.19)
--------------------------------------------------------------------------------------
 10/8/97               (18,300)                                    ($22.89)
--------------------------------------------------------------------------------------
 10/8/97               (   500)                                    ($25.25)
--------------------------------------------------------------------------------------
 10/9/97               (23,940)                                    ($26.37)
======================================================================================


======================================================================================
                                           Schedule B
--------------------------------------------------------------------------------------
                                      Tradewinds Fund Ltd.
--------------------------------------------------------------------------------------
Trade Date                No. of Shares Purchased                   Price Per Share
                          (sold)
--------------------------------------------------------------------------------------
 9/23/97                   (8,050)                                   ($16.86)
--------------------------------------------------------------------------------------
 9/23/97                   (1,190)                                   ($16.86)
--------------------------------------------------------------------------------------
 9/24/97                    1,190                                     $19.26
--------------------------------------------------------------------------------------
 10/6/97                   (2,660)                                   ($21.79)
--------------------------------------------------------------------------------------
 10/7/97                   (1,380)                                   ($22.19)
--------------------------------------------------------------------------------------
 10/8/97                   (3,660)                                   ($22.89)
--------------------------------------------------------------------------------------
 10/9/97                   (4,790)                                   ($26.37)
======================================================================================


======================================================================================
                                   Schedule C
--------------------------------------------------------------------------------------
                               Contrary Fund Ltd.
--------------------------------------------------------------------------------------
Trade Date              No. of Shares Purchased                   Price Per Share
                        (sold)
--------------------------------------------------------------------------------------
 9/23/97                 (9,570)                                   ($16.86)
--------------------------------------------------------------------------------------
 9/23/97                 (1,190)                                   ($16.86)
--------------------------------------------------------------------------------------
 9/24/97                  1,190                                     $19.26
--------------------------------------------------------------------------------------
 10/6/97                 (3,040)                                   ($21.79)
--------------------------------------------------------------------------------------
 10/7/97                 (1,570)                                   ($22.19)
--------------------------------------------------------------------------------------
 10/8/97                 (4,190)                                   ($22.89)
--------------------------------------------------------------------------------------
 10/9/97                 (5,470)                                   ($26.37)
======================================================================================


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